One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

October 30, 2009

Via Overnight Delivery

George L. Mahoney, Esq.
Vice President, General Counsel and
Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293

Re: Stockholder Recommendation

Dear Mr. Mahoney:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Media General, Inc. ("Media General" or the "Company"), that GAMCO intends to recommend up to three individuals to the Nominating & Governance Committee of the Board of Directors of Media General for nomination for election as Class A Directors of Media General at Media General's 2010 Annual Meeting of Stockholders. This letter is to advise you that GAMCO is recommending F. Jack Liebau, Jr. as one of the nominees. GAMCO plans to submit recommendations of additional individuals once its review of candidates is complete.

We understand that Mr. Liebau previously served as a Director of the Company. In accordance with the Company's By-Laws, amended and restated as of September 25, 2008 (the "By-Laws"), we provide the following information concerning Mr. Liebau:

1. The candidates's full name, age, principal occupation and employer.

    F. Jack Liebau, Jr. 46. Investment Manager, Liebau Asset Management Company, LLC.

2. The candidate's residence and business addresses and telephone numbers.

    1382 Bedford Rd., San Marino, CA 91108. (626) 449-4900 (residence)
    301 E. Colorado Blvd., Suite 810, Pasadena, CA 91101. (626) 795-5200
    (business).

3. A biographical profile of the candidate, including educational background and business and professional experience and experience in the industries in which Media General has operations.

> *Mr. Liebau is a graduate of Stanford University, A.B. in Economics, with honors. Mr. Liebau has followed the newspaper industry and media stocks since 1984, when he began working for Capital Research Company in Los Angeles. He was a partner and portfolio manager with Primecap Management Company, and served as one of four co-managers of the Vanguard Primecap Fund, from 1986-2003. In September 2003, Mr. Liebau founded Liebau Asset Management Company, LLC, an investment manager for corporations, foundations and individuals. Mr. Liebau also has worked for the Los Angeles Times, both as a reporter and as an assistant to the Publisher. He has written for several publications, including Barron's, for which he wrote a profile on Media General. A copy of Mr. Liebau's curriculum vitae is enclosed.*

4. Any relationship between the candidate and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Nominating & Governance Committee and the Board to determine whether the candidate meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Liebau and Media General, directly or indirectly, and that Mr. Liebau would qualify under NYSE rules as an independent director. Mr. Liebau served as a Director of Media General during the period 2008-2009. Mario J. Gabelli, who is deemed to have beneficial ownership of the securities beneficially owned by GAMCO, is an individual client of Mr. Liebau's investment advisory firm, Liebau Asset Management Company, LLC, comprising less than 1% of the firm's assets under management.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *At present, Mr. Liebau is the beneficial owner of 75,750 shares of the Class A Common Stock of the Company. Of such shares, 20,750 are currently restricted by virtue of the Media General director stock compensation plan.*

6. Any other information relating to the candidate (including a written consent of the candidate to be named as a nominee of the Company and to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the candidate that the Stockholder wishes the Board to consider in evaluating the recommended candidate.

Mr. Liebau's written consent letter is enclosed.

In addition, as a stockholder of the Company, ("Stockholder"), GAMCO provides the following information.

1. The Stockholder's full name, principal occupation and employer.

    GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded (NYSE: GBL) provider of investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships. GAMCO is not acting in concert with any affiliate or other person in connection with this recommendation.

2. The Stockholder's address and telephone number.

    GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by the Stockholder, including, if the Stockholder is not a Stockholder of record, proof of ownership of the type referred to in Rule 14a-8(b)(2) of the SEC's proxy rules.

    As of October 29, 2009, GAMCO was the beneficial owner of 4,074,799 shares of Media General Class A common stock, representing 18.3% of the outstanding shares of the Class A common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated October 13, 2009, is enclosed.

With respect to item (iii) of Section 7 of Article I of the By-Laws, GAMCO states that:

a. *GAMCO is not the beneficial owner of any Derivative Instruments, as defined in the By-Laws;*

b. *GAMCO is not the holder of any short interest in any shares of capital stock of the Company;*

c. *GAMCO does not hold any rights to dividends on the shares of capital stock of the Company that GAMCO beneficially owns that are separated or separable from the underlying shares of capital stock beneficially owned by GAMCO;*

d. *GAMCO does not hold any proportionate interest in shares of capital stock of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which GAMCO is a general partner or manager or, directly or indirectly, beneficially owns an interest;*

e. *GAMCO may be entitled to performance-based fees based on the increase in the value of shares of capital stock of the Company held in accounts of investment advisory clients of GAMCO and with respect to which shares GAMCO is the beneficial owner.*

4. A description of all arrangements and understandings between the Stockholder and each candidate being recommended by the Stockholder and any other person or persons (including their names) pursuant to which the candidate is being recommended by the Stockholder; and

5. Any other information relating to the Stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Liebau or others pursuant to which Mr. Liebau is being recommended by GAMCO.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Media General's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Liebau to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

F. JACK LIEBAU, JR.
1382 Bedford Rd.
San Marino, CA 91108
(626) 449-4900

PROFESSIONAL EXPERIENCE:

LIEBAU ASSET MANAGEMENT CO., LLC, Pasadena, California.   2003-present

Founder and President of investment management firm, which manages money for individuals, foundations, and corporations. Responsibilities include portfolio management, research, marketing, serving as Chief Compliance Officer, and all financial and other administrative duties.

PRIMECAP MANAGEMENT COMPANY, Pasadena, California.   1986-2003

Partner and portfolio manager at PRIMECAP, which manages $60 billion of equities for institutional and mutual fund clients. One of four managers for the Vanguard PRIMECAP and Vanguard Capital Opportunity Funds, both with Morningstar's top five-star ranking. Charged with client recruitment and retention. Responsible for compliance, proxy voting, and other administrative matters.

CAPITAL RESEARCH COMPANY, Los Angeles, California.   1984-1986

Equity analyst following media and entertainment industries for Capital. Prepared comprehensive reports for portfolio managers on advertising, broadcasting, and newspaper industries. Visited, then prepared research reports with investment recommendations for more than thirty media companies.

LOS ANGELES TIMES, Los Angeles, California.   Summers 1980, '81, '83

Reporter for The Times, 1980 and 1981. In 1983, served as Assistant to Publisher Tom Johnson. Worked in every division at the newspaper (including finance, marketing, advertising, production and circulation). At publisher's request, drafted a comprehensive report with specific suggestions for improving operations and developing efficiencies within each division.

THE WHITE HOUSE, Washington, D.C.   June-December, 1982

Salaried press aide in White House Press Office for Vice President George Bush. Traveled extensively with the Vice President. Responsibilities included conducting press advance and arranging out-of-town press interviews during the mid-term election season.

EDUCATION:

Stanford University, A.B., Economics (with honors).   1985
Phillips Academy, Andover, Massachusetts.   1981

OTHER:

- Guest Commentator on CNBC, Bloomberg TV/ Radio; quoted extensively in financial press.
- Corporate Director, Media General, Inc. (2008-09).
- Published in *Barron's, Los Angeles Times, The Blood-Horse, California Thoroughbred.*
- Director and Finance Committee Chair, Kidspace Children's Museum.
- Director and CFO, Edwin Gregson Foundation.
- Director, California Thoroughbred Backstretch Employees Pension Plan.
- Director and Past President, Andover/Abbot Association of Southern California.

Birthdate: September 30, 1963.
Married (wife: Carol).

October 28, 2009

George L. Mahoney, Esq.
Vice President, General Counsel and
Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293

Re: Director Nomination

Dear Mr. Mahoney:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Media General, Inc. ("Media General"). I hereby consent to being named as a nominee in the Media General proxy statement for its 2010 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,

F. Jack Liebau

Jack Liebau

Most recent Schedule 13D amendment referenced in Exhibit A, filed on October 13, 2009 (complete filing available on EDGAR)